                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*



                                  SkyWest, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    830879102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President -- General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 6 pages)

                                  SCHEDULE 13D

-----------------------------------                                                           ---------------------------------
CUSIP NO.   830879102                                                                          Page 2 of 6 Pages
-----------------------------------                                                           ---------------------------------
-------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Delta Air Lines, Inc.

-------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)  [ ]
                                                                                                                   (b)  [ ]


-------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC

-------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                                                           [ ]


-------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

                                          0
            NUMBER OF            ----------------------------------------------------------------------------------------------
             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                      0
              EACH               ----------------------------------------------------------------------------------------------
           REPORTING              9       SOLE DISPOSITIVE POWER
             PERSON
              WITH                        0
                                 ----------------------------------------------------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          0
-------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]


-------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
-------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                                                           ---------------------------------
CUSIP NO.   830879102                                                                          Page 3 of 6 Pages
-----------------------------------                                                           ---------------------------------
-------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           New Sky, Ltd.

-------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)  [ ]
                                                                                                                   (b)  [ ]


-------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO

-------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                                                           [ ]


-------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
-------------------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

                                          0
            NUMBER OF            ----------------------------------------------------------------------------------------------
             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                      0
              EACH               ----------------------------------------------------------------------------------------------
           REPORTING              9       SOLE DISPOSITIVE POWER
             PERSON
              WITH                        0
                                 ----------------------------------------------------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          0
-------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]


-------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
-------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IC
-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           --------------------------------
CUSIP NO.   830879102                          Page 4 of 6 Pages
------------------------------------           --------------------------------


ITEM 1     SECURITY AND ISSUER

           This Amendment No. 5 to Schedule 13D (this "Schedule 13D") relates to the common stock (the "SkyWest Common Stock") of SkyWest, Inc., a Utah corporation ("SkyWest"), and is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation, and New Sky, Ltd., a Bermuda corporation ("New Sky"), to amend and restate the Schedule 13D which was originally filed with the Securities and Exchange Commission on February 5, 1987, and amended on January 25, 1988, March 11, 1988, January 2, 1990 and November 22, 2000 (together, the "Original Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Original
Schedule 13D.


ITEM 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is hereby amended by adding the following information:

           On December 15, 2000, pursuant to a 2-for-1 stock split of SkyWest Common Stock, New Sky acquired an additional 3,107,798 shares of SkyWest Common Stock.


ITEM 5     INTEREST IN SECURITIES OF SKYWEST

           Item 5 is hereby amended by adding the following information:

           On October 12, 2001, New Sky sold all of the 6,215,596 shares of SkyWest Common Stock owned by it in a block trade on the Nasdaq National Market for $20.14 per share, for an aggregate sales price of approximately $125,182,103.40 (the "Sale").

           As a result of the Sale, New Sky ceased to be the beneficial owner of more than 5.0% of SkyWest's common stock on October 12, 2001.

------------------------------------           --------------------------------
CUSIP NO.   830879102                          Page 5 of 6 Pages
------------------------------------           --------------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 15, 2001               Delta Air Lines, Inc.


                                      By:    \s\ M. Michele Burns
                                             ------------------------------
                                             M. Michele Burns
                                             Executive Vice President and
                                             Chief Financial Officer

------------------------------------           --------------------------------
CUSIP NO.   830879102                          Page 6 of 6 Pages
------------------------------------           --------------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 15, 2001                  New Sky, Ltd.


                                         By:    \s\ Christopher A. Duncan
                                                ---------------------------
                                                Christopher A. Duncan
                                                President